Term sheet no. 1 to

Prospectus dated May 30, 2006

Prospectus supplement dated May 30, 2006

Underlying supplement no. 820 dated June 5, 2007

Product supplement no. 220-I dated March 7, 2007

Registration Statement no. 333-134553

Dated June 5, 2007

Rule 433

Preliminary Terms and Conditions, June 5, 2007	Telephone: +1 212 526 0905

100% Principal Protection Notes

Linked to a Basket of Four European Indices

Lehman Brothers Holdings Inc. has filed a registration statement (including a base prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the base prospectus dated May 30, 2006, MTN prospectus supplement dated May 30, 2006, product supplement no. 220-I dated March 6, 2007, underlying supplement no. 820 dated June 5, 2007 and other documents that Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering. Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 220-I, underlying supplement no. 820, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov, with “Lehman Brothers Holdings Inc.” as a search term. Alternatively, Lehman Brothers Inc., or any other dealer participating in the offering, will arrange to send you the base prospectus, the MTN prospectus supplement, product supplement no. 220-I, underlying supplement no. 820, this term sheet and any other relevant terms supplement and the final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative, such other dealer or 1-888-603-5847.

Summary Description

These 100% Principal Protection Notes Linked to a regional Index Basket (the “Notes”) provide 100% principal protection at maturity and potential enhanced returns based on the positive performance of a basket of four equity indices: the DAX® Index, the OMX™ Stockholm 30 Index, the CAC 40 Index and the IBEX 35® Index (the “Basket”). The DAX® Index is composed of stocks representing the 30 German-based companies that are listed on the Frankfurt Stock Exchange. The OMX™ Stockholm 30 Index is composed of the 30 stocks listed on the Stockholm Stock Exchange. The CAC 40 index measures the performance of 40 equities listed on Euronext’s regulated markets in Paris. The IBEX 35® Index consists of the 35 Spanish stocks traded in the continuous market. Principal protection applies only at maturity.

❑	Potential enhanced returns linked to the positive performance of a regional index basket

❑	100% principal protection at maturity

❑	Diversification into four equity markets

❑	No direct foreign currency exposure

Key Dates[1]

Trade Date	[June 26, 2007]	Final Valuation Date	[December 21, 2011]
Settlement Date	[June 29, 2007]	Maturity Date	[December 29, 2011]

1

Expected. In the event we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so   that the stated term of the Notes remains the same.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of the Notes, or to eject any offer to purchase the Notes, prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this term sheet, the accompanying base prospectus, MTN prospectus supplement, product supplement no. 220-I, underlying supplement no. 820 and any other related prospectus supplements, or any other relevant terms supplement. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of Lehman Brothers Holdings Inc. and are not FDIC insured.

	Price to Public (1)	Commission (2)	Proceeds to Us
Per Note	$1,000.00	$5.00	$995.00
Total	$	$	$
(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2)

Lehman Brothers Inc. may use these commissions to pay selling concessions to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the hedges.

Lehman Brothers

Indicative Terms

Issuer	Lehman Brothers Holdings Inc. (A+/A1/A+)[1]		Basket Return	Basket Ending Level – Basket Starting Level
Issue Price	$1,000 per Note			Basket Starting Level

Term	4 years and 6 months		Basket Starting Level	Set equal to 100 on the Trade Date

Basket	The Notes are linked to a Basket consisting of the DAX® Index, the OMX™ Stockholm 30 Index, the CAC 40 Index and the IBEX 35® Index (each, a “Basket Index” or, collectively, the “Basket Indices”).		Basket Ending Level

The Basket closing level on the Final Valuation Date. On the Final Valuation Date, the Basket closing level will be calculated as follows:

100 x [1+ (the DAX® Index Return x 25.00%) + (the OMX™ Stockholm 30 Index Return x 25.00%) + (the CAC 40 Index Return x 25.00%) + (the IBEX 35® Index Return x 25.00%)]

The “DAX® Index Return,” the “OMX™ Stockholm 30 Index Return,” the “CAC 40 Index Return,” and the “IBEX 35® Index Return” are the performance of the respective Basket Indices, in each case, calculated as the percentage change from the respective index closing level on the Trade Date to the respective index closing level on the Final Valuation Date. See the definition of Index Return under “Description of Notes—Payment at Maturity” in the accompanying product supplement no. 220-I.

Index Weightings	DAX® Index	25.00%
	OMX™ Stockholm
	30 Index	25.00%
	CAC 40 Index	25.00%
	IBEX 35® Index	25.00%
Participation Rate	[104]%
Principal Protection	100% if held to maturity
Payment at Maturity (per $1,000)

At maturity, you will receive a cash payment, for each $1,000 Note principal amount, of $1,000 plus the Additional Amount, which may be zero.

The Additional Amount per $1,000 Note principal amount paid at maturity will be equal to the greater of:

	zero		CUSIP	52517P3D1

	or		ISIN	US52517P3D19

	$1,000 x Basket Return x Participation Rate

See “Additional Terms Specific to the Notes” on page 2. The Notes offered will have the terms specified in the base prospectus dated May 30, 2006, the MTN prospectus supplement dated May 30, 2006, product supplement no. 220-I dated March 6, 2007, underlying supplement no. 820 dated June 5, 2007 and this term sheet. See “Selected Risk Factors” on page 4, the more detailed “Risk Factors” beginning on page SS-3 of product supplement no. 220-I for risks related to an investment in the Notes and “Risk Factors” beginning on page US-1 of underlying supplement no. 820 for risks related to the Basket Indices.

1 Lehman Brothers Holdings Inc. is rated A+ by Standard & Poor’s, A1 by Moody’s and A+ by Fitch. A credit rating reflects the creditworthiness of Lehman Brothers Holdings Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Additional Terms Specific to the Notes

You should read this term sheet together with the base prospectus, as supplemented by the MTN prospectus supplement relating to our Series I medium-term Notes of which these Notes are a part, and the more detailed information contained in product supplement no. 220-I (which supplements the description of the general terms of the Notes) and underlying supplement no. 820 (which describes each of the Basket Indices, including risk factors specific to each). Buyers should rely upon the base prospectus, MTN prospectus supplement, product supplement no. 220-I, underlying supplement no. 820, this term sheet and any other relevant terms supplement and any relevant free writing prospectus for complete details. This term sheet, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials, including preliminary pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. In the event of any inconsistencies among the documents listed below, this term sheet shall supersede product supplement no. 220-I, which shall, in turn, supersede the base prospectus and the MTN prospectus supplement. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 220-I and “Risk Factors” in the accompanying underlying supplement no. 820, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	Product supplement no. 220-I dated March 6, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000110465907016517/a07-3345_38424b2.htm

♦	Underlying supplement no. 820 dated June 5, 2007:

http://www.sec.gov/Archives/edgar/data/806085/000119312507130095/d424b2.htm

♦	MTN Prospectus supplement dated May 30, 2006

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

♦	Base Prospectus dated May 30, 2006

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

References to “Lehman Brothers,” “we,” “our” and “us” refer only to Lehman Brothers Holdings Inc. and not to its consolidated subsidiaries. In this document, unless the context otherwise requires, “Notes” refers to the “100% Principal Protection Notes Linked to a Four European Index Basket” that are offered hereby.

Selected Purchase Considerations

♦	Uncapped Appreciation Potential: The Notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Basket. Because the Notes are our senior obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

♦	Diversification Among the Basket Components: The return on an investment in the Notes linked to the return of a Basket consisting of the DAX® Index, the OMX™ Stockholm 30 Index, the CAC 40 Index and the IBEX 35® Index. The DAX® Index is composed of stocks representing the 30 largest and most actively traded German-based companies that are listed on the Frankfurt Stock Exchange. The OMX™ Stockholm 30 Index is composed of the 30 most actively traded stocks listed on the Stockholm Stock Exchange. The CAC 40 index is an index weighted by free-float market capitalization that measures the performance of 40 equities listed on Euronext’s regulated markets in Paris. The IBEX 35® Index is a capitalization-weighted stock market index, consisting of the 35 most liquid Spanish stocks traded in the continuous market. For additional information about each Basket Component, see the information set forth under “The DAX® Index,” “The OMX™ Stockholm 30 Index,” “The CAC 40 Index” and “The IBEX 35® Index” in the accompanying underlying supplement no. 820.

♦	Certain U.S. Federal Income Tax Consequences: Lehman Brothers Holdings Inc. intends to treat, and by purchasing a Note for all tax purposes you agree to treat, a Note as debt subject to the contingent payment debt instrument rules. Lehman Brothers Holdings Inc. is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the fixed payments on the Notes and estimates of the amount and timing of the contingent payments on the Notes. Lehman Brothers Holdings Inc. has determined that the comparable yield will be an annual rate of [•]% compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 Note is $[•] due at maturity.

Lehman Brothers Holdings Inc. agrees and, by purchasing a Note, you agree, for United States federal income tax purposes, to be bound by Lehman Brothers Holdings Inc.’s determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings Inc. and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers Holdings Inc. in determining your interest accruals, and the adjustments thereto, in respect of the Notes. See “Certain U.S. Federal Income Tax Consequences” in product supplement no. 220-I.

Selected Risk Factors

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket Indices or any of the stocks included in the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 220-I and in the “Risk Factors” section of the accompanying underlying supplement no. 820. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦	No Principal Protection Unless You Hold the Notes To Maturity: The Notes are not designed to be short-term trading instruments. You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you will not receive principal protection. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦	Market Risk: The return on the Notes at maturity is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

♦	The Notes Might Not Pay More Than the Principal Amount: You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices, any of the stocks included in the Basket Indices, or contracts related to the Basket Indices. If the Basket Ending Level is not above the Basket Starting Level, the Additional Amount will be zero. This will be true even if the level of the Basket was above the Basket Starting Level at some time during the term of the Notes.

♦	Changes in the Level of the Basket Indices May Offset Each Other: The Notes are linked to a substantially equally weighted Basket composed of Basket Indices. At a time when the level of one or more Basket Indices increases, the level of one or more other Basket Indices may not increase as much or may even decline. Therefore, in calculating the Basket Ending Level, increases in the level of one or more of the Basket Indices may be moderated, or offset, by lesser increases or declines in the level of one or more other Basket Indices.

♦	No Interest or Dividend Payments or Voting Rights: As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks included in the Basket Indices would have.

♦	Certain Built-in Costs are Likely to Adversely Affect the Value of the Notes Prior to Maturity: While the payment at maturity described in this term sheet is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, the price, if any, at which Lehman Brothers Inc. will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦	The Basket Return Will Not Be Adjusted for Changes in Exchange Rates Related to the U.S. Dollar that Might Affect the DAX® Index, the OMX™ Stockholm 30 Index, the CAC 40 Index and the IBEX 35® Index: The value of your Notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks included in the DAX® Index, the OMX™ Stockholm 30 Index, the CAC 40 Index and the IBEX 35® Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the Notes, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

♦	Dealer Incentives: We, our affiliates and agents act in various capacities with respect to the Notes. Lehman Brothers Inc. and other of our affiliates may act as principals, agents or dealers in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell the Notes instead of other investments.

♦	Lack of Liquidity: The Notes will not be listed on any securities exchange. Lehman Brothers Inc. intends to offer to purchase the Notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Lehman Brothers Inc. is willing to buy the Notes. If you are an employee of Lehman Brothers Holdings Inc. or one of our affiliates, you may not be able to purchase the Notes from us and your ability to sell or trade the Notes in the secondary market may be limited.

♦	Potential Conflicts: We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦	We and our Affiliates and Agents May Publish Research, Express Opinions or Provide Recommendations that are Inconsistent with Investing in or Holding the Notes. Any Such Research, Opinions or Recommendations Could Affect the Level of the Basket to which the Notes are Linked or the Value of the Notes: We, our affiliates and agents publish research from time to time on financial markets and other matters that may influence the value of the Notes, and we, our affiliates and agents may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. We, our affiliates and agents may have published research or other opinions that are inconsistent with the investment view implicit in the Notes. Any research, opinions or recommendations expressed by us, our affiliates or agents may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the Notes.

♦	Many Economic and Market Factors Will Impact the Value of the Notes: In addition to the level of the Basket on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other and that are set out in more detail in the product supplement no. 220-I.

The DAX® Index

The DAX® Index (the “DAX® Index”) is published by Deutsche Boerse Group. As discussed more fully in the underlying supplement under the heading “The DAX® Index,” the DAX® Index measures the composite price performance of selected German stocks. The equities use free-float shares in the index calculation. The DAX® Index is composed of the stocks representing the 30 largest and most actively traded German-based companies that are listed on the Frankfurt Stock Exchange.

You can obtain the level of the DAX® Index at any time from the Bloomberg Financial Markets page “DAX <Index> <GO>“ or from the Deutsche Borse Group web site at http://deutsche-boerse.com

The graph below illustrates the performance of the DAX® Index from 6/7/2002 to 6/1/2007. The historical levels of the DAX® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The DAX® Index closing level on June 1, 2007 was 7987.85.

The information on the DAX® Index provided in this document should be read together with the discussion under the heading “The DAX® Index” beginning on page 5 of underlying supplement no. 820.

The OMX™ Stockholm 30 Index

The OMX™ Stockholm 30 Index was created by OMX Group. As discussed more fully in the underlying supplement under the heading “The OMX™ Stockholm 30 Index,” the OMX™ Stockholm 30 Index is composed of the 30 most actively traded stocks on the Stockholm Stock Exchange. The limited number of constituents guarantees that all the underlying shares of the index have excellent liquidity, which results in an index that is highly suitable as underlying for derivatives products. A current list of the issuers that the OMX™ Stockholm 30 Index comprises is available on the OMX Group website: www.omxgroup.com.

You can obtain the level of the OMX™ Stockholm 30 Index at any time from the Bloomberg Financial Markets page “OMX <Index> <GO>“ or from the OMX Group website at www.omxgroup.com.

The graph below illustrates the performance of the The Dow Jones EURO STOXX 50® Index from 6/7/2002 to 6/1/2007. The historical levels of the OMX™ Stockholm 30 Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The OMX™ Stockholm 30 Index closing level on June 1, 2007 was 1,292.02.

The information on the OMX™ Stockholm 30 Index provided in this document should be read together with the discussion under the heading “The OMX™ Stockholm 30 Index” beginning on page 10 of underlying supplement no. 820.

The CAC 40 Index

The CAC 40 Index is published and disseminated by Euronext N.V. As discussed more fully in the underlying supplement under the heading “The CAC 40 Index,” the CAC 40 index is an index weighted by free-float market capitalization that measures the performance of 40 equities listed on Euronext’s regulated markets in Paris. The CAC 40 index is designed to reflect the general trends in the trading of shares listed on Euronext Paris. It comprises shares issued by 40 companies selected from the 100 largest and most traded stocks on Euronext Paris.

You can obtain the level of the CAC 40 Index at any time from the Bloomberg Financial Markets page “CAC <Index> <GO>“, from the Euronext N.V. website at www.euronext.com.

The graph below illustrates the performance of the CAC 40 Index from 6/7/2002 to 6/1/2007. The historical levels of the CAC 40 Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The CAC 40 Index closing level on June 1, 2007 was 6168.15.

The information on the CAC 40 Index provided in this document should be read together with the discussion under the heading “The CAC 40 Index” beginning on page 13 of underlying supplement no. 820.

The IBEX 35® Index

The IBEX 35® Index is published and disseminated by Sociedad de Bolsas. As discussed more fully in the underlying supplement under the heading “The IBEX 35® Index,” the IBEX 35® Index is a capitalization-weighted stock market index, consisting of the 35 most liquid Spanish stocks traded in the continuous market, and is the benchmark index for the Bolsa de Madrid, the Madrid stock exchange.

You can obtain the level of the IBEX 35® Index at any time from the Bloomberg Financial Markets page “IBEX <Index> <GO>“, from the Sociedad de Bolsas website at www.ibex35.com.

The graph below illustrates the performance of the IBEX 35® Index from 6/7/2002 to 6/1/2007. The historical levels of the IBEX 35® Index should not be taken as an indication of future performance.

Source: Bloomberg L.P.

The IBEX 35® Index closing level on June 1, 2007 was 15501.50.

The information on the IBEX 35® Index provided in this document should be read together with the discussion under the heading “The IBEX 35®” Index beginning on page 17 of underlying supplement no. 820.

Scenario Analysis and Examples at Maturity

The following scenario analysis and examples assume a Participation Rate of [104]% and a range of Basket Returns from +40% to -40%.

Example 1—The level of the Basket increases from the Basket Starting Level of 100 to a Basket Ending Level of 120. Because the Basket Ending Level is 120 and the Basket Starting Level is 1000, the Basket Return is 20% calculated as follows:

(120 – 100)/100 = 20%

Because the Basket Return is 20%, the Additional Amount is equal to $208.00 and the payment at maturity is equal to $1,208.00 per $1,000.00 principal amount Note calculated as follows:

$1,000 + ($1,000 × 20% × 104%) = $1,208.00

Example 2—The level of the Basket decreases from the Basket Starting Level of 100 to a Basket Ending Level of 80. Because the Basket Ending Level is 80 and the Basket Starting Level is 100, the Basket Return is -20% calculated as follows:

(80 – 100)/100 = -20%

Because the Basket Return is -20%, the Additional Amount is equal to $0 and the payment at maturity is equal to $1,000 per $1,000 principal amount Note.

Supplemental Plan of Distribution

We have agreed to sell to Lehman Brothers Inc., and Lehman Brothers Inc. has agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement.

We have agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the Notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection wit sale of the Notes and Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related h the hedge transactions.